

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2015

Via E-mail
Gregory Fay
V.P. – W2007 Grace Acquisition I, Inc.
6011 Connection Drive
Irving, TX 75039

Re: W2007 Grace Acquisition I, Inc.
Schedule 13E-3
Filed August 14, 2015, by W2007 Grace Acquisition I, Inc. et al.
Schedule 13E-3/A filed September 22, October 7 and December 8, 2015
File No. 005-43459

Dear Mr. Fay:

        We have reviewed the above-captioned filings and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

        Please respond to this letter by amending the filings or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filings and the information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Fairness of the Merger, page 4

1. We recognize that the approval by the shareholders of the merger agreement at the special meeting was assured without the affirmative vote of any shareholder other than PFD Holdings. Notwithstanding this understanding, the disclosure indicates that "[n]either the Company nor its board of directors made any recommendations as to whether holders of the preferred stock should have voted in favor of the merger at the special meeting…" This statement, however, appears to be inconsistent with the electronic proxy ballot used in the solicitation wherein the Board is represented as having made no less than three recommendations. Please reconcile this apparent inconsistency, or advise us why the disclosure in the Schedule 13E-3 does not need to be amended.

2. The disclosure indicates that "the Settlement, including the merger, is conditionally approved by the Court as being fair, reasonable and adequate to all members of the class and represents the result of a good-faith arm's-length negotiation between the Defendants and Plaintiffs in the Action…" Given that the court did not approve the fairness of the

going private transaction, but rather initially issued a conditional approval as a procedural matter related to the Settlement (as described in your filing) and ultimately only assessed the fairness of the Settlement for the limited purpose and in the context of the action (and not the going private transaction or the merger itself), please revise this disclosure to highlight these two distinctions given the final order issued on December 4, 2015. For example, the revised disclosure should address the subject matter to which the court's order was related at the time the initial Schedule 13E-3 was filed, and that the order, when final with respect to the Settlement, was not based upon factors, considerations and standards that differ from those identified in Item 1014 of Regulation M-A "normally" applied (as stated in Instruction 2 to Item 1014) for purposes of providing the basis for the fairness determination reached pursuant to Item 1014(a) in the context of a going private transaction regulated under Rule 13e-3.

Item 9. Reports, Opinions or Appraisals

3. We noticed the $8.1 million in fees paid to Deutsche Bank shown on page number seven of Amendment No. 1 to the Schedule 13E-3. In light of the court's order dated December 4, 2015 that states, "Deutsche Bank Securities, Inc. [ ] was asked to complete a fairness assessment of the ARC Transaction…," advise us why the disclosure made in response to Item 1015(a) of Regulation M-A, in combination with General Instruction E of Schedule 13E-3, indicates that "[n]one of the Company or its affiliates received any report, opinion or appraisal from an outside party that is materially related to the merger…"

Item 15. Additional Information

4. The disclosure appears to contain a typographical error with respect to a material date. At present, the disclosure reads, "If no appeal is filed, the condition to the Merger will be satisfied on January 4, 2015." Please revise or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules thereunder require. Since the issuer that is engaged in the Rule 13e-3 transaction, and its management and other affiliates are in possession of all facts relating to the required disclosures, they are responsible for the accuracy and adequacy of the disclosures made in the filings.   You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:
Eric M. Krautheimer
Sullivan & Cromwell LLP